MULTIPLAYER ONLINE DRAGON, INC.
12F, World Trade Centre
No. 25 Tongxing Street
Zhongshan District, Dalian, China 116001
(86) 411-3966-9257

                       September 25, 2009

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Ms. Maryse Mills-Apenteng
Special Counsel

                       RE:       Multiplayer Online Dragon, Inc.
                       Form S-1 Registration Statement
                       Registration No. 333-159896

Dear Ms. Mills-Apenteng,

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Multiplayer Online Dragon, Inc. (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Wednesday, September 30, 2009, at 10:00 a.m., E.D.T., or as soon thereafter as practicable.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and,

*
the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
                       RE:       Multiplayer Online Dragon, Inc.
                       Form S-1 Registration Statement
                       SEC File 333-159896
                       September 25, 2009

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

                       MULTIPLAYER ONLINE DRAGON, INC.

                       BY:      YUAN KUN DENG
Yuan Kun Deng, President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and a member of the Board of Directors.

cc: Conrad C. Lysiak